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                                                                FILE NO. 70-XXXX

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                   ------------------------------------------

                                    FORM U-1
                                   DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                  --------------------------------------------

                                    Conectiv
                         Atlantic City Electric Company
                         Delmarva Power & Light Company
                                 800 King Street
                              Wilmington, DE 19899
                  ------------------------------------------
                     (Name of company filing this statement
                   and address of principal executive offices)
                  ------------------------------------------
                                      [ ]
                                    Conectiv
                                      [ ]
                  ------------------------------------------
                (Name of top registered holding company parent)

                                Louis M. Walters
                                    Treasurer
                                    Conectiv
                                 (address above)
                  ------------------------------------------
                     (Name and address of agent of service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application to:

Peter F. Clark                                       Joyce Koria Hayes, Esquire
General Counsel                                      7 Graham Court
Conectiv                                             Newark, DE 19711
(address above)


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Item 1.     Description of Proposed Transactions

(a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reason why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.

A.       BACKGROUND

         Conectiv, a Delaware corporation, previously was authorized under
Section 9(a)(2) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), to consummate certain transactions resulting in the acquisition by Conectiv of all of the outstanding common stock of Delmarva Power & Light Company, a Delaware and Virginia corporation and an operating public utility company ("Delmarva"), and of Atlantic City Electric Company, a New Jersey corporation and an operating public utility company ("ACE"), and of certain direct and indirect nonutility subsidiaries. (See HCAR No. 26832 dated February 25, 1998 ) (the "Merger Order") in File No. 70-9069. Delmarva provides electric service in Delaware, Maryland and Virginia and natural gas service in northern Delaware and ACE provides electric service in New Jersey. Following the consummation of the transactions described in the Merger Order, Conectiv registered as a holding company under the Act. In order to ensure that Conectiv and its subsidiaries are able to meet their capital requirements upon registration and plan their future financing, Conectiv and its subsidiaries also filed an Application/Declaration on Form U-1 in this File No. 70-9095 requesting authorization for financing transactions for the period beginning with the effective date of an order issued in such proceeding through December 31, 2000. Those financing transactions were approved by Order dated February 26, 1998 (HCAR No. 26833) as supplemented by Orders dated August 21, 1998 (HCAR No. 26907), October 21, 1998 (HCAR No. 26930), and November 13, 1998 (HCAR No.
26941) (the "Financing Orders").

         As is discussed in more detail below, each of the states in which Delmarva and ACE operate has enacted legislation restructuring the electric utility industry in that state to provide retail choice of electricity suppliers in the near future. Generally, with restructuring, the supply component of the price charged to a customer for electricity would be deregulated, and electricity suppliers would compete to supply electricity to customers. Customers would continue to pay the local utility a regulated price for the delivery of the electricity over the transmission and distribution system.

         Stranded costs are costs which may not be recoverable in a competitive energy supply market due to lower prices or customers choosing a different supplier. Stranded costs generally include above-market costs associated with generation facilities or long-term purchased power agreements, and regulatory assets. Delmarva and ACE have quantified stranded costs in Maryland and New Jersey regulatory filings, respectively, and have proposed plans seeking approval for partial to full recovery of those costs from customers during the transition to a competitive market.

         During the second quarter of 1999 (by June 30, 1999), the New Jersey Board of Public Utilities ("NJBPU") is expected to issue an order that will specify the amount of stranded cost recovery to be permitted by ACE. The public service commissions in Delaware and Maryland are expected to issue similar orders for Delmarva during the second or third quarters of 1999. After the

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orders are received, the financial impact of the restructurings, including charges to earnings, will be finalized and recorded. When restructuring orders become effective, Delmarva's and ACE's electricity supply business will no longer be subject to the requirements of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." The total amount to be charged to earnings, on a consolidated basis, includes (a) the impairment amount for Delmarva and ACE's electric generating plants(1), (b) the impairment amount for Delmarva's purchased power contracts (2), and (c) Delmarva's and ACE's regulatory assets related to the electric generation business. These charges will be reduced by the expected cost recovery through regulated electricity delivery rates.

         Currently, management of ACE and Conectiv do not anticipate that the New Jersey restructuring orders will cause sufficient write-downs to offset retained earnings on the books of ACE or on the books of Conectiv, but management cannot predict the results of the regulatory process with certainty. ACE's identified stranded costs in New Jersey are large enough that an order denying recovery could cause write-downs sufficient to offset existing retained earnings. Write-downs anticipated due to action in Delaware and Maryland, expected during the third quarter (but possible during the second quarter), could also be sufficient to offset current levels of retained earnings of Delmarva and Conectiv. If these substantial write-downs were to occur, under the Act, ACE, Delmarva and Conectiv would not be permitted to pay dividends without an order of this Commission under Section 12(c). As discussed below, this is expected to be a temporary problem and is largely a result of accounting convention and timing. Conectiv has also announced the proposed sale of certain generating assets. The gains on the sales of those assets and income over the period are expected to return retained earnings to a positive level.

         The purpose of this filing is to request approval for the payment of dividends out of capital or unearned surplus, should this payment ultimately be required. Conectiv requests authority to pay dividends to the holders of its common stock, par value $0.01 per share (the "Common Stock") and of its Class A Common Stock, par value $0.01 per share ("Class A Common Stock") and Delmarva and ACE each request authority to pay dividends to the holders of various issues of preferred stock and to Conectiv as the holder of common stock. Because action in New Jersey is expected to occur during the second quarter, the Commission is requested to issue a notice of the possible payment of dividends out of capital or unearned surplus as expeditiously as possible so that an order, if needed, can be issued prior to the normal dividend declaration date (June 29) and the dividends can be paid in the normal fashion.

         Conectiv has recently announced a financial restructuring that is relevant to this Declaration because it reduces the level of future dividends on Common Stock. On May 10, 1999, Conectiv's Board of Directors announced its intention to reduce the Conectiv Common Stock dividend and recapitalize its balance sheet. The dividend policy remains unchanged for the Conectiv Class A Common Stock, subject to declaration by the Conectiv Board of Directors. The Common Stock quarterly dividend per share is expected to be reduced from $0.385 to an intended level of $0.22, effective with the expected declaration of the next quarterly dividend, on June 29, 1999. Conectiv is targeting a payout ratio of 40% to 60%, which is believed to be more consistent with companies operating in a competitive environment, and transitions Conectiv away from the traditionally higher

----------
(1) The impairment amount is the amount by which book value exceeds estimated discounted future cash flows.

(2) The impairment amount is the net present value of the contract's costs less the forecasted revenues from the sales of related purchased power.



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dividend payout ratios typical of the regulated utility industry.
Contemporaneously, a recapitalization will be accomplished through a "Dutch Auction" self-tender offer, beginning May 11, 1999 and ending June 8, 1999, unless extended. Pursuant to the "Dutch Auction," Conectiv plans to buy back up to 14 million shares of its Common Stock. Shareholders will have the opportunity to tender their shares within a price range established by the Company of $23.50 to $25.50.

         This recapitalization reduces the possible impact of a potential payment of dividends out of unearned or capital surplus. Instead of a dividend per share per quarter of $0.385 for 100,589,000 shares outstanding, the estimated dividend per quarter will be approximately $0.22 per quarter for approximately 87,912,000 shares, reducing the aggregate quarterly dividend from approximately $38.7 million to $19.4 million. If 800,000 shares of Conectiv Class A Common Stock are converted to 1.3 shares of Common Stock and tendered during the offering period, as is estimated, the aggregate Class A Common Stock quarterly dividend will be reduced from approximately $5.2 million to approximately $4.6 million for a total dividend obligation for Conectiv of approximately $24 million per quarter.


B. NEW JERSEY RESTRUCTURING AND THE IMPACT ON ACE.

      The Electric Discount and Energy Competition Act (the "New Jersey Act") was signed into law by the Governor of New Jersey on February 9, 1999. The New Jersey Act requires electric utilities to reduce their rates by at least 5% at the start of retail choice (scheduled for August 1, 1999) and by a total of 10% within 36 months of the start of choice. Assuming that the rate reduction had been effective as of January 1, 1998, management estimates that the impact on revenue of ACE from the initial rate reduction of 5% would have been to decrease revenues during the fiscal year ended December 31, 1998 by approximately $38 million.

      In connection with the deregulation of electric rates, the New Jersey Act authorizes the NJBPU to permit electric public utilities to recover the full amount of their stranded costs through a non-bypassable market transition charge, as long as the mandated rate reductions are achieved. The NJBPU will determine the utility's stranded cost amount, which will then be subject to periodic recalculation and true-up over the recovery period. The New Jersey Act establishes an eight year recovery period for stranded costs associated with ACE-owned generation. The recovery period can be extended by the NJBPU to allow full recovery of the stranded costs and the meeting of mandated rate reductions. The recovery period for stranded costs associated with purchased power contracts is to be the remainder of the contract term. In addition, the New Jersey Act would allow for the issuance of transition bonds to finance portions of a given utility's stranded costs, as determined to be appropriate by the NJBPU. All savings generated through the use of such transition bonds are to be provided to the customers through rate reductions.

      ACE previously filed stranded cost estimates and unbundled rates as required by the NJBPU. On August 19, 1998, an Administrative Law Judge ("ALJ") from the New Jersey Office of Administrative Law issued an initial decision on ACE's stranded costs and unbundled rate filing. The ALJ, in reviewing ACE's filing, recognized that ACE's stranded costs were $812 million for nonutility generation contracts and $397 million for owned generation.
The ALJ made no specific recommendation on rate issues.

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        Settlement discussions in the NJBPU restructuring proceeding for ACE are ongoing. An NJBPU decision in ACE's restructuring case is expected by June 30, 1999.

        As was publicly disclosed in the Quarterly Report on Form 10-Q for the Quarter ended March 31, 1999 filed by Conectiv on May 10, 1999 ("1st Quarter 10-Q"), management currently estimates that future charges to earnings, after taxes, as a result of electric utility industry restructuring could be between $50 million and $75 million for ACE. Charges at this level would not create the need for an order under Section 12(c) of the Act. As of March 31, 1999, ACE has approximately $176 million in retained earnings. Only a write-down of more than $176 million would require payment of dividends out of capital or unearned surplus, which would require an order of this Commission under Section 12(c) of the Act. However, since management cannot predict the outcome of the regulatory process with absolute certainty, ACE (and as discussed later, Delmarva and Conectiv) request that a notice be issued of the intent to pay dividends out of capital, should such become necessary.

B. DELAWARE, MARYLAND AND VIRGINIA RESTRUCTURING AND THE IMPACT ON DELMARVA.

DELAWARE ELECTRIC UTILITY INDUSTRY RESTRUCTURING LEGISLATION

         The Delaware General Assembly passed the Electric Utility Restructuring Act of 1999 (the "Delaware Act") on March 25, 1999. On March 31, 1999, the Governor of Delaware signed the Delaware Act. Assuming that a 7.5% rate reduction for residential customers only, as required by the Delaware Act, had been effective as of January 1, 1998, management estimates that the impact on revenue of Delmarva would have been to decrease revenue during the fiscal year ended December 31, 1998, by approximately $17 million. Among other matters, unbundled rates to be charged by Delmarva during the "rate freeze" periods prescribed by the Delaware Act have been agreed upon by a number of the participants in the restructuring proceeding contemplated by the Delaware Act. Included within the agreement on unbundled rates, which is subject to Delaware Public Service Commission ("DPSC") approval, Delmarva would recover $16 million (Delaware retail basis) of stranded costs, and electric rates would not be changed in the event Delmarva sells or transfers generating assets.

         A decision is expected in Delmarva's restructuring case by August 31, 1999.

MARYLAND ELECTRIC UTILITY INDUSTRY RESTRUCTURING LEGISLATION

     On April 2, 1999, the Maryland General Assembly passed legislation to restructure the electric utility industry (the Maryland Act). On April 8, 1999, the Governor of Maryland signed the Maryland Act. On May 5, 1999, Delmarva filed a proposed settlement with the Maryland Public Service Commission ("MPSC") in Delmarva's pending restructuring proceeding. The proposed settlement is with some parties, including the MPSC Staff and the Office of People's Counsel, but not all parties to the proceeding. Included in the proposed settlement are the following provisions: (i) effective July 1, 2000, all of Delmarva's Maryland-retail customers will be eligible to select an alternative electricity supplier; (ii) for a period of at least 3 years thereafter, Delmarva will remain the supplier of "standard offer service" for customers who do not select an alternative electricity supplier; (iii) agreed-upon unbundled rates (including nuclear decommissioning costs and funding for low income energy assistance programs at an estimated level of between $2 and $3 million per year); (iv) the deregulation of Delmarva's generating facilities, such that electric rates would not be

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changed in the event Delmarva sells or transfers generating assets (v)
authorization to transfer Delmarva generating assets to one or more affiliates at net book value; (vi) the recovery of an estimated $8 million (Maryland retail basis) in stranded costs from non-residential customers; (vii) a 7.5% reduction in residential rates effective July 1, 2000 (representing a revenue reduction of approximately $12.5 million, assuming fiscal year 1998 sales and revenue levels) and (viii) effective July 1, 2000, "rate freezes" for 4 years for residential customers and 3 years for non-residential customers, subject to certain adjustments

     The MPSC is expected to issue an order with respect to the proposed settlement by October 1, 1999.

VIRGINIA ELECTRIC UTILITY INDUSTRY RESTRUCTURING LEGISLATION

          Electric utility restructuring legislation was introduced in the Virginia General Assembly on January 21, 1999. The Virginia General Assembly passed the Virginia Electric Utility Restructuring Act (the "Virginia Act") on March 25, 1999. On March 29, 1999, the Governor of Virginia signed the Virginia Act. In 1998, revenues from Delmarva's Virginia customers comprised less than 2% of consolidated Conectiv electric revenues earned from regulated electricity sales.

PROJECTED POSSIBLE IMPACT OF ELECTRIC INDUSTRY RESTRUCTURING ON DELMARVA:

         As was disclosed in the Conectiv 1st Quarter 10-Q, the total after tax charge to earnings due to the impairment amount for Delmarva's electric generating plants, the stranded cost amount for purchased power contracts, and regulatory assets related to the electric generation businesses, after reduction by the estimated cost recovery through regulated electricity delivery rates could range from $300 million to $425 million. As of March 31, 1999, Delmarva has retained earnings totaling approximately $334 million. This number will increase as a result of second quarter earnings and the anticipated charge to earnings should not be sufficient to totally offset current retained earnings requiring the payment of preferred stock dividends (approximately $1.1 million per quarter) and common stock dividends ( approximately $12 million projected for the quarter ending June 30, 1999) out of capital or unearned surplus.

         However, in Delaware and Maryland as in New Jersey, management cannot predict the outcome of the regulatory process with certainty and the charge to Delmarva earnings due to DPSC and MPSC orders may be greater than is now anticipated. The issuance of a notice for the possible payment of dividends out of capital or unearned surplus satisfies the administrative requirements and permits the issuance of an order under the Act expeditiously, if required.

         If a write-down in excess of Delmarva's aggregate retained earnings is required during the third quarter, the dividends that would normally be declared at the end of September, 1999, would have to be declared out of capital or unearned surplus, as permitted by the laws of the State of Delaware and the Commonwealth of Virginia, where Delmarva is incorporated. An order authorizing this payment under Section 12(c) would be required.

C.       CONSOLIDATED IMPACT ON CONECTIV OF RESTRUCTURING LEGISLATION:

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      As was disclosed in Conectiv's 1st Quarter 10-Q, the total amount that could be charged to Conectiv's earnings, on a consolidated basis, includes (a) the impairment amount for the electric generating plants of Delmarva and ACE,
(b) the stranded cost amount for Delmarva's purchased power contracts, and (c) regulatory assets of Delmarva and ACE related to their electric generation businesses. The charge to earnings is reduced by the estimated cost recovery through Delmarva's and ACE's regulated electricity delivery rates. Based on this methodology (giving effect to estimated cost recoveries), management currently estimates future charges to earnings, after taxes, as a result of electric utility industry restructuring could be within the following ranges:

Delmarva                            $300 million to $425 million
ACE                                 $ 50 million  to $75 million
                                    ----------------------------
Consolidated Conectiv               $350 million to $500 million
                                    ============================

      As of March 31, 1999, Conectiv has approximately $282 million in retained earnings. As shown on Exhibit H-1 hereto, had Conectiv been able to use pooling rather than purchase accounting in connection with the Merger, the ACE retained earnings would not have been excluded from Conectiv's consolidated retained earnings and Conectiv's retained earnings would have been higher and better able to absorb the anticipated write-downs. If the New Jersey order results in write-downs that are less than $282 million, the need for Conectiv to declare dividends out of capital, if it occurs, will not occur until the third quarter of 1999. If a write-down in excess of $282 million is required during the second quarter, the dividend that would normally be declared on June 29, 1999, would have to be declared out of capital or unearned surplus, as permitted by the laws of the State of Delaware and the Commonwealth of Virginia, where Conectiv is incorporated. Under these circumstances, an order of this Commission under
Section 12(c) would be required prior to June 29, 1999.

D.       SALES OF GENERATING ASSETS:

      Management also expects to sell certain of the electric generating plants of Delmarva and ACE. After electric generating plants that are impaired as a result of electric utility industry restructuring are written down to fair value, any sales of the impaired electric generating plants are not expected to result in significant gains or losses. Some of the electric generating plants which are not impaired may be sold at a gain. Under GAAP, the write-down of impaired assets is not reduced by expected future gains on sales of assets which are not impaired by electric utility industry restructuring; the gain on the sale of an asset is recognized when the sale occurs.

      Under New Jersey electric utility restructuring legislation, any gains on sales of ACE's electric generating plants reduce stranded cost recovery, which results in no earnings effect when the gain is realized. Delmarva's agreements with some of the participants in restructuring proceedings being conducted by the DPSC and with some of the participants in the proceedings being conducted by the MPSC provide that electric rates will not be changed in the event Delmarva sells or transfers assets. Accordingly, subject to DPSC and MPSC approval of these agreements, the Delaware and Maryland portions of any gains, or losses, realized on the sale of Delmarva electric generating plants would affect future earnings. There can be no assurances, however, that Delmarva or ACE will elect or be able to sell any such electric generating plants, or that any gains will be realized from such sales of electric generating plants. However, recent sales of similar facilities are believed to be indicative that value can be realized.

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           As stated in the 1st Quarter 10-Q, after the sale of electric generating plants is completed, management estimates that the net impact on retained earnings of asset impairments, stranded costs, and asset sales to be a charge of approximately $300 million to $400 million.

         The following is the Generation Portfolio of the Conectiv System as of December 31,1998, not including 579 MW from four nonutility suppliers:

Name                                                      Fuel                               MW
Hay Road                                                  Oil/Gas                            511

Edge Moor:                                                Gas/Coal/Oil                       705

Deepwater                                                 Gas /Coal/ Oil                     220

Peaking Units                                             Gas/Oil                            718

Indian River                                              Coal                               767

B.L.England                                               Coal/Oil                           439

Vienna                                                    Oil                                153

Keystone                                                  Coal                               105

Conemaugh                                                 Coal                               128

Peach Bottom                                              Nuclear                            328

Salem                                                     Nuclear                            328

Hope Creek                                                Nuclear                            52

Total                                                                                        4454

         Conectiv has announced its plans to consider selling its partial interests in Keystone, Conemaugh, Peach Bottom, Salem, and Hope Creek as well as the Indian River and B.L.England facilities. Conectiv has also stated that it is further evaluating whether to offer the Vienna and Deepwater interests for sale. The Hay Road and Edgemoor plants will be retained as will various peaking facilities.

         Following the sales, the foundation of Conectiv's near-term growth opportunities are considered to be its energy, telecommunications and regulated electric and gas delivery businesses. These areas allow the company to focus on vital services to the customer and allow Conectiv to concentrate on deepening customer relationships within its growing region. The energy business will be centered on 2,000 megawatts of flexible, low-cost generation that back Conectiv's merchant capabilities. Conectiv also will focus resources on growing its facilities-based telecommunications business, taking advantage of the many high growth opportunities including internet and high speed DSL (digital subscriber line) that will be available to customers later this year.



E. IMPACT OF PAYMENTS OF DIVIDENDS OUT OF CAPITAL OR UNEARNED SURPLUS PENDING ASSET SALES

          Exhibit H-2, which is filed herewith pursuant to a request for confidential treatment, is a quarter by quarter projection for Conectiv, ACE and Delmarva of the time required for the sales of assets and income in the ordinary course of business to return retained earnings to positive numbers following hypothetical write-downs due to state electric industry restructuring. Exhibit H-2 portrays (1) a worst

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case scenario using the $500 million write-down in the second quarter, (2) a middle case in which the $500 million write-down is partially incurred in the second and partially in the third quarter and (3) a lower case scenario using a lower write-down(3).

ACE:

         ACE's preferred dividend obligation is approximately $750,000 per quarter and, as stated above, the common stock dividend would be less than 60% of earnings or $12 million for the quarter ended June 30, 1999 and for each quarter thereafter in which dividends might be paid out of capital or unearned surplus. Exhibit H-2 shows that, in the case of ACE, under the worst case assumptions, it would take approximately four quarters for the gains on the sales of assets and net income to return retained earnings to positive numbers. ACE would pay approximately $52 million of dividends out of capital or unearned surplus out of a total of $493 million of capital surplus available as of March 31, 1999 or approximately 11% of the total capital surplus.

Delmarva:

         As shown on Exhibit H-2, under the worst-case assumptions, gains on the sale of assets and net income in the ordinary course would return Delmarva's retained earnings to positive numbers within four quarters. Payments of dividends out of capital or unearned surplus aggregating $13.1 million per quarter results in a total of $52.4 million paid out of a total of $529 million capital surplus available as of March 31, 1999 or approximately 10% of the total capital surplus.

Conectiv:

         As shown on Exhibit H-2, if the worst case scenario of a $500 million write-down during the second quarter of 1999 occurs, Conectiv retained earnings would be $218 million dollars negative and gains on the sales of assets and net income would return retained earnings to positive numbers in approximately six quarters. As noted above, Conectiv's per quarter dividend obligation is estimated to be $19.4 million for Common Stock and $4.6 million for Class A Common Stock for a $24 million total per quarter. The aggregate payment of Conectiv dividends out of capital or unearned surplus over six quarters would be approximately $144 million out of the aggregate available as of March 31, 1999, of $1,465 million or approximately 10% of the total capital or unearned surplus available.

          This problem is in part an accounting-driven issue. As noted above, accounting requires the recognition of the asset impairment as soon as regulatory certainty is achieved through the issuance of an order. However, accounting standards do not permit the recognition of the potential

---------- (3) Exhibit H-2 includes Pro-Forma Consolidated Statements of capitalization and short-term debt for Conectiv, ACE and Delmarva. The pro forma statements contained in Exhibit H-2 start with the historical balances, as filed in each company's March 31, 1999 Form 10-Q. March 31, 1999 historical Conectiv balances are adjusted to reflect the impact of the Company's Common Stock tender offer. The second and third quarters of 1999 reflect the charges due to state electric industry restructuring legislation. The second quarter of 2000 reflects the impact of estimated gains on the sales of certain generating facilities. Each quarter also reflects estimated income and Common Stock and Class A Common Stock dividends. Because these statements contain confidential proprietary projects of future performance, Exhibit H-2 has been submitted under a request for confidential treatment and is not included in the electronic filing.


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gain on an asset sale driven by the same regulatory process until the asset is sold. Further, as is shown on Exhibit H-1 attached, if the pooling method of accounting had been used for the Merger rather than the purchase method of accounting, ACE retained earnings would not have been excluded from Conectiv's consolidated retained earnings and Conectiv retained earnings would have been higher and better able to absorb the anticipated write-downs.

F.       SUMMARY OF REQUESTED ACTION:

      Conectiv, ACE and Delmarva each request that this Commission issue a notice pursuant to Rule 23 announcing the companies' intent to pay dividends out of capital or unearned surplus should adverse state electric industry restructuring orders require charges to retained earnings in an amount which exceeds the company's level of retained earnings at the time of the charge. Because action in New Jersey is expected to occur during the second quarter, the Commission is requested to issue a notice of the possible payment of dividends out of capital or unearned surplus as expeditiously as possible so that an order, if needed, can be issued prior to the normal dividend declaration date (June 29) and the dividends can be paid in the normal fashion. In the case of Conectiv, authorization to pay dividends with respect to Common Stock and Class A Common Stock is requested for up to six quarters aggregating approximately $144 million or approximately 10% of Conectiv's capital or unearned surplus as of March 31, 1999. ACE requests authority to pay dividends out of capital or unearned surplus to preferred stockholders and to Conectiv as the holder of ACE common stock for up to four quarters aggregating approximately $52 million or 11% of the ACE capital or unearned surplus as of March 31, 1999. Delmarva requests authority to pay dividends out of capital or unearned surplus to preferred stockholders and to Conectiv as the holder of Delmarva common stock for up to four quarters aggregating approximately $52.4 million or approximately 10% of Delmarva's capital surplus as of March 31, 1999. An order from the Commission will not be requested until a definitive regulatory order or orders are issued by one or more state regulatory agencies that have the effect of rendering retained earnings of one or more of the Declarants negative and this file is completed by the filing of details of the state regulatory order(s) and the resulting charges to earnings. The amendment will seek an order permitting the issuance of the dividend out of capital or unearned surplus. In any such order, when and if issued, the Commission may authorize the payment of dividends for the current quarter and for future quarters or may reserve jurisdiction with respect to the issuance of dividends for future quarters pending completion of the record.

H.  STATEMENT PURSUANT TO RULE 54.

         Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an Exempt Wholesale Generator ("EWG") or a Foreign Utility Company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b), or (c) are satisfied. As demonstrated below such rules are satisfied.

         Rule 53 requires that the aggregate investment in EWGs and FUCOs not exceed 50% of a system's consolidated retained earnings. Currently, Conectiv has one insignificant indirect interest

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in an EWG. DCTC-Burney, Inc., an indirect subsidiary of Conectiv, holds a 45%
direct and indirect interest in Burney Forest Products, A Joint Venture, which is an EWG. Due to earnings of the EWG that have not been distributed, the net book investment in the EWG is $5.065 million as of March 31, 1999. However, there has been no additional post-merger investment in this EWG by Conectiv or a subsidiary.

          Conectiv and its subsidiaries will maintain books and records to identify the investments in earnings from EWGs and FUCOs in which they directly or indirectly hold an interest, thereby satisfying Rule 53(a)(2).

         In addition, the books and records of each such entity will be kept in conformity with United States generally accepted accounting principles ("GAAP"), the financial statements will be prepared according to GAAP, and Conectiv undertakes to provide the Commission access to such books and records and financial statements as it may request. Employees of Conectiv's domestic public-utility companies will not render services, directly or indirectly, to any EWGs or FUCOs in the Conectiv System, thereby satisfying Rule 53(a)(3).

         Conectiv, in connection with any Form U-1 seeking approval of EWG and FUCO financing, will submit copies of such Form U-1 and every certificate filed pursuant to Rule 24 with every federal, state or local regulator having jurisdiction over the retail rates of the public utility companies in the Conectiv System. Rule 53(a)(4) will be correspondingly satisfied. None of the conditions described in Rule 53(b) exists with respect to Conectiv, thereby satisfying Rule 53(b) and making Rule 53(c) inapplicable.

(b) Describe briefly, and where practicable state the approximate amount of, any material interest in the proposed transaction, direct or indirect, of any associate company or affiliate of the applicant or any affiliate of any such associate company.

Not applicable.

      (c) If the proposed transaction involves the acquisition of securities not issued by a registered holding company or a subsidiary thereof, describe briefly the business and property, present or proposed, of the issuer of such securities.

Not applicable.

     (d) If the proposed transaction involves the acquisition or disposition of assets, describe briefly such assets, setting forth original cost, vendor's book cost (including the basis of determination) and applicable valuation and qualifying reserves.

Not applicable.

Item 2.     Fees, Commissions and Expenses.

         The fees, commissions and expenses to be incurred, directly or indirectly, by Conectiv or any associate company thereof in connection with the proposed transactions are estimated as follows:

       U-1 filing fee.............................                 $2,000
       Fees of Conectiv Resource Partners, Inc....                 $ *
       Fees of outside counsel....................                 $ *
       Miscellaneous expenses                                      $ *
                                                                     --
       TOTAL......................................                 $ *

* to be filed by amendment.

(b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of the applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.

         The financial statements and other portions of this declaration were prepared by personnel of Conectiv Resource Partners, Inc., whose time will be allocated to Conectiv, ACE and Delmarva at cost as appropriate.

Item 3.   Applicable Statutory Provisions

(a) State the sections of the Act and the rules thereunder believed to be applicable to the proposed transaction. If any section or rule would be applicable in the absence of a specific exemption, state the basis of exemption.

     Section 12 (c) and Rule 46 (a) are applicable to the proposed dividends out of capital and unearned surplus by Conectiv, ACE and Delmarva.

     The most recent precedent in which this Commission authorized the issuance of dividends on parent company common stock is Eastern Utilities Associates, Release No. 35-25330 dated June 1991. Following the failure of the Seabrook Nuclear Power Generating Project in Seabrook, New Hampshire, EUA Power Corporation, a wholly-owned electric public-utility subsidiary of Eastern Utility Associates ("EUA"), declared bankruptcy and EUA was required to write off $147 million of retained earnings, creating negative retained earnings. An accounting reorganization reclassified sufficient capital surplus to bring the retained earnings deficit to zero. EUA sought Commission authorization for the payment of dividends out of capital surplus aggregating up to $8 million for the second and/or third quarters of 1991.

The Commission noted that four factors are considered under the standards of
Section 12(c):

         (i) the asset value of the company in relation to its capitalization,
         (ii) the company's prior earnings, (iii) the company's current earnings in relation to the proposed dividend and (iv) the company's projected cash position after payment of a dividend. Further the payment of the dividend must be 'appropriate in the public interest' and in the best interests of security holders. (footnotes omitted).

         The capitalization of the company was deemed to be adequate following the dividend; past, current and projected earnings were deemed adequate; and the payment of the dividend was deemed not to contravene the purpose of section 12(c):

         Congress intended section 12(c) to prevent the 'milking of operating companies in the interest of the controlling holding company groups' and to safeguard the working capital of the public-utility companies. EUA's declaration is motivated by the exceptional circumstance, the failed investment in Seabrook, and clearly is not the type of activity the statute is designed to prevent. The requested authorization for $8 million from capital surplus represents 3.4% of EUA's consolidated capital surplus of $236.2 million as of December 31, 1990. The Commission is satisfied that a one-time return of capital in the form of a common stock dividend from capital surplus, will not be detrimental to the financial integrity or working capital of public-utility companies in the EUA system. (Footnotes Omitted.)

                  Each of the Section 12 (c) standards enunciated in the EUA decision are met by Conectiv, Delmarva and ACE:

(i)      The asset value of the company in relation to its capitalization,

         EUA had an asset value of $1.1 billion which was deemed adequate in relation to its $807 million capitalization. As is shown on Exhibit H-2 filed herewith under a request for confidential treatment, the equity portion of the capitalization of Conectiv is projected to equal at least 30% of capitalization through-out the period in which dividends out of capital or unearned surplus might be paid. As of March 31, 1999, Conectiv has an asset value of $6.1 billion and a capitalization of $ 3.8 billion. ACE has an asset value of $2,371 million and capitalization of $1,595 million and Delmarva has an asset value of $2,912 million and capitalization of $1,974 million.

(ii)     The company's prior earnings.

         EUA had a long and generally favorable history of prior earnings. Conectiv has been in existence just over a year, but its earnings history to date and the earnings history of the constituent companies are favorable as well.

(iii)    The company's current earnings in relation to the proposed dividend.

         EUA's projected earnings were sufficient to support the dividend. In the case of Conectiv the earnings are more than sufficient to support the dividend, especially in view of the Conectiv Board of Directors' recently-announced intention of lowering the dividend payout ratio. Instead of paying out dividends at the level of 80% to 90% of earnings, Conectiv is targeting a payout ratio of 40% to 60%. In the case of ACE and Delmarva, a similar 40% to 60% payout ratio will be adopted with respect to the common stock held by Conectiv, while the dividend is being paid out of capital or unearned surplus.

(iv)     The company's projected cash position after payment of a dividend.

         As of March 31, 1999, Conectiv had cash on hand of $102 million. ACE and Delmarva had $75 million and $9 million respectively. The potential write-downs are non-cash items that will not affect the companies' cash flow. After the payment of a dividend of $24 million for Conectiv and $13 million combined common stock and preferred stock dividend for ACE the companies will continue to have more than sufficient cash to meet their operating needs. Delmarva currently has more than sufficient cash on hand to pay the $13.1 million combined common and preferred stock dividend and has adequate cash resources to meet the obligation. Of course earnings and normal cash flow will be available in future quarters.

(v) Further the payment of the dividend must be 'appropriate in the public interest' and in the best interests of security holders.

         Conectiv is in very sound financial condition, and will remain so following any write-downs that may occur. Following the announcement of the intent to reduce the dividend, the common stock self-tender and the future sale of generating assets, both Standard & Poor's and Moody's confirmed the stable ratings outlook for Conectiv, ACE and Delmarva.

         Agency            Conectiv           Delmarva               ACE
         -------        ---------------      ------------       -------------
         Moody's             Baa1                A2                  A3
         S & P          BBB+/Stable/A-2      A/Stable/A-1       A-/Stable/A-2

                   Should the worst case scenario occur and dividends out of capital or unearned surplus be required for six quarters, the total dividends to be paid by Conectiv would represent less than 10% of Conectiv's total capital surplus amount as of March 31, 1999. In the case of Delmarva and ACE, the worst-case assumptions call for the payment of dividends out of capital or unearned surplus amounting to no more than 11% of the total capital surplus amount as of March 31, 1999. While EUA was authorized to pay out a dividend out of capital or unearned surplus that totaled only $8 million or 3.4% of consolidated capital surplus, the company also engaged in an accounting reorganization that recharacterized $78.3 million of capital surplus to bring negative retained earnings to zero. The total actual impact on EUA capital surplus was $86.3 million or approximately 36% of the capital surplus.

                  The requested payment of dividends does not contravene the public interest or the purpose of Section 12(c), which is intended to prevent the "milking" of public utility subsidiaries by their holding company parents, and the consequent impairment of utility working capital and operations. See S. Rep. No. 621, 74th Cong., Ist Sess. 3434
         (1935); EUA, supra. The circumstances which give rise to Conectiv's potential need to declare dividends out of capital or unearned surplus
         - electric utility restructuring - are beyond Conectiv's control, and the payment of such dividends will, as discussed above, in no way adversely affect the utility subsidiaries. The dividend payments for which authorization is requested will not have the effect of enriching Conectiv's shareholders at the expense of the utility subsidiaries, but will instead enable the both the Company and its utility companies to more effectively meet electric industry competition. In fact, should payments of dividends out of capital be required of the utility subsidiaries, the payout ratio on common stock dividends out of capital will be reduced to parallel the payout ratio adopted by

         Conectiv with respect to Conectiv Common Stock. No milking of the utility subsidiaries will result. However, payments of dividends by ACE and Delmarva on the common stock held by Conectiv are necessary to enable Conectiv to pay dividends on its Common Stock and Class A Common Stock, as is normally the case in holding company systems.

                  It should be plainly clear that, should need arise, the payment of dividends out of capital or unearned surplus to the holders of Conectiv Common Stock and Conectiv Class A Common Stock and Delmarva and ACE preferred and common stock are in the public interest and in the interest of the investors. These are financially strong companies. The write-downs are one time events that will be offset in a relatively short time period by the sales of assets and the normal income of the companies. The Act cannot be construed to prohibit the payment of these dividends under the circumstances presented here. Prohibition of such payments would inflict serious harm on Conectiv and its subsidiaries and impair the ability of Conectiv (and other similarly situated registered holding companies) to respond to changes in the electric utility industry.

(b) If an applicant is not a registered holding company or a subsidiary thereof, state the name of each public utility company of which it is an affiliate, or of which it will become an affiliate as a result of the proposed transactions, and the reasons why it is or will become such an affiliate.

     Not applicable.

Item 4.     Regulatory Approval.

(a) State the nature and extent of the jurisdiction of any State commission or any Federal commission (other than the Securities and Exchange Commission) over the proposed transaction.

No other regulatory agency has jurisdiction over the proposed transaction.

(b) Describe the action taken or proposed to be taken before any commission named in answer to paragraph (a) of this item in connection with the proposed transaction

Not applicable.

Item 5.     Procedure.

(a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.

     Conectiv requests that the Commission issue and publish not later than May 28, 1999, the requisite notice under Rule 23 with respect to the filing of this Declaration. Conectiv further requests that such notice specify a date not later than June 25, 1999, as the date after which the Commission may issue an order granting this Application.

(b) State (i) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission,

     (iii) whether the Division of Corporate Regulation may assist in the preparation of the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

       Conectiv waives a recommended decision by a hearing officer or other responsible officer of the Commission; consents that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and requests that there be no waiting period between the issuance of the Commission's order and its effectiveness.

Item 6.     Exhibits and Financial Statements.

         (a)   Exhibits:

         A     Not applicable
         B     Not applicable
         C     Not applicable
         D     Not applicable
         E     Not applicable
         F     Preliminary opinion of counsel (to be filed by amendment)
         G     Form of Federal Register notice
         H - 1 Comparison of Purchase versus Pooling Accounting for Merger
         H - 2 Financial Analysis - Present to June 2000 (Filed under request for confidential Treatment).

       (b)       Financial Statements:

         FS-1 Conectiv and Subsidiaries Actual and Pro Forma Consolidated Balance Sheet dated March 31, 1999.

         FS-2 Conectiv and Subsidiaries Actual and Pro Forma Consolidated Statement of Income for the Twelve Months Ended March 31, 1999

         FS-3 Delmarva Actual and Pro Forma Balance Sheet dated March 31, 1999.

         FS-4 Delmarva Actual and Pro Forma Statement of Income for the Twelve Months Ended March 31, 1999

         FS-5 ACE Actual and Pro Forma Balance Sheet dated March 31, 1999.

         FS-6 ACE Actual and Pro Forma Statement of Income for the Twelve Months Ended March 31, 1999

         FS-7 Pro Forma Notes

Item 7.     Information as to Environmental Effects.

(a) Describe briefly the environmental effects of the proposed transaction in terms of the standards set forth in Section 102(2)(C) of the National Environmental Policy Act (42 U.S.C. 4312(2)(C)). If the response to this item is a negative statement as to the applicability of Section 102(2)(C) in connection with the proposed transaction, also briefly state the reasons for that response.

         The Commission's action in this matter will not constitute major federal action significantly affecting the quality of the human environment.

     (b) State whether any other federal agency has prepared or is preparing an environmental impact statement ("EIS") with respect to the proposed transaction. If any other Federal agency has prepared or is preparing an EIS, state which agency or agencies and indicate the status of that EIS preparation.

         No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                   SIGNATURE
       Pursuant to the requirements of the Act, the undersigned companies have duly caused this amended Application to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 19, 1999
                      Conectiv

                      By: /s/ Louis M. Walters
                                      Treasurer

                      Atlantic City Electric Company


                      By: /s/ Louis M. Walters
                                  Treasurer


                      Delmarva Power & Light Company


                      By: /s/ Louis M. Walters
                                     Treasurer